Exhibit 99.1

PRESS RELEASE

CZN-TSX CZICF-OTCQB	FOR IMMEDIATE RELEASE September 11, 2014
CANADIAN ZINC REPORTS INTERIM DRILLING RESULTS FROM NEWFOUNDLAND GERALD SQUIRES APPOINTED EXPLORATION MANAGER FOR NEWFOUNDLAND PROJECTS

Vancouver, British Columbia, September 11, 2014 - Canadian Zinc Corporation (TSX: CZN; OTCQB: CZICF) (“the Company” or “Canadian Zinc”) is pleased to provide an update on the 2014 summer diamond drill program on its wholly-owned copper-lead-zinc-silver-gold volcanogenic massive sulphide (“VMS”) projects in central Newfoundland and to also announce the appointment of Gerald C. Squires, M.Sc., P. Geo, as Exploration Manager, focused on Newfoundland.

2014 Drill Program

The drilling exploration program is based out of Canadian Zinc’s newly renovated exploration camp and core logging facility located 77 kilometres southwest of Millertown in central Newfoundland, where a total of 13 drillholes (4,060 metres) of a planned 8,000 metre drill program has been completed, to date.

Six drillholes (1,743 metres) tested for up and down-dip extensions of the Hurricane prospect mineralization and three drillholes (1,287 metres) tested for extensions to the defined Boomerang-Domino deposit. Highlights include:

•	Drillhole GA14-278 intersected assaying 13.23% zinc, 8.24% lead, 0.70% copper, 135.8 g/t silver and 0.67 g/t gold over 2.37 metres in the down-dip extension of the Hurricane Prospect, and;

•
Drillhole GA14-281 intersected  assaying 4.45%  zinc, 1.82% lead, 0.18% copper, 52.15 g/t silver and 0.82 g/t gold over 2.49 metres in a previously untested area between the Boomerang and Domino massive sulphide lenses.

The 2014 drill program was aimed at expanding the mineral resource at the Boomerang-Domino deposit, extending the nearby Hurricane prospect mineralization, and testing for the southeast extension to the Boomerang-Domino mineralized horizon in the Baxter Pond area, about 2.5 kilometres to the east.

Eight of the drillholes intersected the strongly altered, mineralized rhyolite stratigraphy (footwall), located directly below the mineralized horizon which hosts the Boomerang-Domino deposit and Hurricane mineralization. The two massive sulphide intersections are located along this horizon at the top of the footwall stratigraphy. In drillhole GA14-279, the mineralized horizon and footwall stratigraphy has been cut-out by the Baxter Pond Fault.

Three drillholes (BA14-11, 12, 13; 830 metres) tested for a fault displaced extension to the Boomerang-Domino mineralized horizon in the Baxter Pond area. The Boomerang-Domino mineralized horizon is interpreted to have been displaced over 2.5 kilometres to the southeast by the Baxter Pond fault. All three drillholes intersected altered felsic volcanic rocks similar to that associated with the Boomerang-Domino footwall stratigraphy and alteration system, but no significant mineralization was intersected in the three drillholes.

A single drillhole (GA14-284; 200 metres) tested a moderate zinc-soil anomaly trend located 1,100 metres northwest of the Boomerang-Domino deposit. Iron-rich graphitic mudstones with elevated zinc values were intersected and interpreted to explain the soil anomaly.

A summary of the drill results to date are provided below with maps and sections available on the Canadian Zinc website.

Hole ID	Section	From (m)	To (m)	Length (m)	Zn (%)	Pb (%)	Cu (%)	Ag (g/t)	Au (g/t)
GA14-275	3950E	199.64	201.25	1.61	0.16	0.09	0.01	0.00	0.03
GA14-276	3950E	353.84	354.64	0.80	0.45	1.08	0.13	29.50	0.01
GA14-277	4050E	238.00	242.00	4.00	0.33	0.02	0.00	0.00	0.03
GA14-278	4050E	301.95	304.32	2.37	13.23	8.24	0.70	135.78	0.67
includes		302.48	303.65	1.17	24.92	15.12	1.34	250.07	1.21
GA14-278	4050E	307.12	312.25	5.13	1.39	0.89	0.20	5.19	0.03
GA14-279	4150E				No significant assays
GA14-280	3600E	426.93	433.26	6.33	0.82	0.32	0.03	4.19	0.07
includes		426.93	428.50	1.57	1.83	0.72	0.08	16.87	0.18
GA14-281	3500E	384.31	386.80	2.49	4.45	1.82	0.18	52.15	0.82
includes		384.31	385.57	1.26	8.32	3.40	0.32	92.43	1.52
GA14-282	3500E	242.30	246.75	4.45	0.32	0.15	0.02	2.39	0.05
GA14-283	3850E	325.35	338.25	12.90	0.23	0.18	0.02	2.71	0.04
GA14-284	4500E				No significant assays
BA14-11	2100E				No significant assays
BA14-12	2500E				No significant assays
BA14-13	2300E				No significant assays

Results of this drill program are being evaluated and used to plan additional drilling in these areas. The drill rig has been moved from the Tulks South project to the adjoining Long Lake project to the southeast and will be used to test for extensions to the mineral resource at the Long Lake deposit.

Exploration Manager Appointed

Canadian Zinc is also pleased to announce the appointment of Gerald C. Squires as Exploration Manager for Newfoundland with the responsibility of managing exploration on Canadian Zinc’s very large 266 square kilometre land position.

Most recently, Gerry was Exploration Superintendent with Teck Resources Ltd. at Teck’s Duck Pond mine where, over the past six years, he supervised exploration and delineation drilling programs in the areas around the Duck Pond deposit. Teck’s Duck Pond mine adjoins Canadian Zinc’s South Tally Pond project with its Lemarchant deposit located approximately 20 kilometres from the Duck Pond mill complex.

Prior to 2008 Gerry was chief geologist for Messina Minerals, a company acquired by Canadian Zinc in 2013, where he was responsible for delineation drilling and interpretation of the high grade polymetallic Boomerang-Domino Volcanogenic Massive Sulphide (“VMS”) deposit.

Earlier in his career, Gerry was the Provincial Mineral Deposits Geologist for the Government of Newfoundland and Labrador and was responsible for mapping, compiling data, and reporting on the base metal mineral deposits and showings in central Newfoundland.

Mr. Squires holds a Master of Science degree in Geology from Memorial University, St. John’s, Newfoundland and is a member of the Professional Engineers and Geoscientists of Newfoundland and Labrador. With expertise in a variety of geological environments, including specifically with VMS deposits, and wide industry and government experience in Newfoundland, he will be a valuable addition to the Company’s exploration team.

About Canadian Zinc

Canadian Zinc is a TSX-listed exploration and development company trading under the symbol “CZN”.

The Company’s key project is the 100%-owned Prairie Creek Project, a fully permitted, advanced-staged zinc-lead-silver property, located in the Northwest Territories.

Canadian Zinc also owns an extensive land package in central Newfoundland that it is exploring for copper-lead-zinc-silver-gold deposits. Key projects include:

South Tally Pond project - Lemarchant deposit; Indicated Mineral Resource of 1.24 million tonnes grading 5.38% zinc, 0.58% copper, 1.19% lead, 1.01 g/t gold and 59.17 g/t silver plus an additional Inferred Mineral Resource of 1.34 million tonnes grading 3.70% zinc, 0.41% copper, 0.86% lead, 1.00 g/t gold and 50.41 g/t silver (Giroux Consultants 2012);

Tulks South project - Boomerang-Domino deposit: Indicated Mineral Resource of 1.36 million tonnes grading 7.1% zinc, 3.0% lead, 0.5% copper, 110 g/t silver and 1.7 g/t gold plus an additional Inferred Mineral Resource of 0.69 million tonnes grading 6.5% zinc, 2.8% lead, 0.4% copper, 95 g/t silver and 1.0 g/t gold (Snowdon 2007); and

Long Lake project - Long Lake deposit: Indicated Mineral Resource of 0.48 million tonnes grading 7.8% zinc, 1.6% lead, 0.97% copper, 49 g/t silver and 0.57 g/t gold plus an additional Inferred Mineral Resource of 78,000 tonnes grading 5.7% zinc, 1.2% lead, 0.7% copper, 34 g/t silver and 0.48 g/t gold (SRK, 2012).

The Company’s exploration strategy in Newfoundland is to continue build on its existing polymetallic resource base with the aim of developing a number of deposits that could be processed in a central milling facility.

For further information contact:

Alan B. Taylor	Michael Vande Guchte	Steve Dawson
Vice President Exploration & Chief Operating Officer	Vice President Canadian Zinc	Vice President Corporate Development
(604) 688-2001	(604) 688-2001	(416) 203-1418
Suite 1710 – 650 West Georgia Street, Vancouver, BC V6B 4N9 Fax: (604) 688-2043 Tollfree:1-866-688-2001	Suite 1710 – 650 West Georgia Street, Vancouver, BC V6B 4N9 Fax: (604) 688-2043 Tollfree:1-866-688-2001	220 Bay Street, Suite 700 Toronto, ON M5J 2W4 Fax: (416) 368-5344
E-mail: invest@canadianzinc.com                                                                Website: www.canadianzinc.com

Quality Assurance and Quality Control

Drillhole intervals are core length and estimated to be approximately 75% true thickness. Samples were analyzed for Cu, Pb, Zn, Ag and Au at Eastern Analytical Labs in Springdale, NL from sawn NQ-sized half core sections. Data quality is monitored through the insertion of control samples consisting of one prepared base and precious metal standard and one blank sample for every 20 samples of drill core. All control samples conformed to the accepted contained grades of base and precious metals. Select samples pulps were shipped to ALS Chemex in North Vancouver, BC for 33-element ICP analysis for further check assays of significant base and precious metal bearing samples.

Michael J. Vande Guchte., P.Geo.Vice President Canadian Zinc Corporation, is responsible for the Tulks South exploration program, and is a Qualified Person as defined by NI 43-101 and has reviewed and has approved the contents of this news release.

Cautionary Statement – Forward-Looking Information

This press release contains certain forward-looking information, including, among other things, the expected completion of acquisitions and the advancement of mineral properties. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the completion of transactions, the issue of permits, the size and quality of mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

Cautionary Note to United States Investors

The United States Securities and Exchange Commission (“SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.